2009 Chenault Drive, Suite 114 Carrollton, Texas 75006 972-444-8280 www.integratedsecurity.com

March 30, 2010

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Comment letter dated February 23, 2010

Integrated Security Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed September 30, 2009

File No. 1-11900

Dear Mr. Spirgel,

On March 11 we requested an extension until March 31, 2010 to file our response to the above referenced comment.  We would like to request an additional extension to April 2 because many companies Form 10-K’s are due on March 31st and our external resources needed to file this response are not available.

Sincerely,

/s/ Brooks Sherman

Brooks Sherman

Chief Executive Officer